Exhibit 99.1

SciSparc Announces Receipt of Nasdaq Notification of Minimum Stockholders’ Equity Non-Compliance

TEL AVIV, Israel, Jan. 12, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a company engaged in clinical-stage pharmaceutical developments through its majority-owned subsidiary NeuroThera Labs Inc., announced today that it has received a written notification (the “Notification Letter”) from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market, listing Rule 5550(b)(1), due to its failure to maintain a minimum of $2,500,000 in stockholders’ equity. In the Company’s Form 6-K dated November 18, 2025, the Company reported stockholders’ equity of approximately $(81,000) as of June 30, 2025.

In accordance with Nasdaq rules, the Company has 45 calendar days, or until February 26, 2026, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The Notification Letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market, and during the grace period, as may be extended, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “SPRC”.

The Company expects that it will be able to demonstrate compliance with the Nasdaq stockholders’ equity requirement as of December 31, 2025 following the proceeds received from the conversion in August 2025 of the principal amount of $4.2 million and accrued interest of debentures dated February 25, 2025 and pursuant to the Company’s registered direct offering in November 2025.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through NeuroThera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, the timing and effect thereof. The acquisition of the intellectual property assets described in this press release is subject to customary closing conditions, including any required regulatory approvals. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055